03032658

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Aur Resources Inc.

*CURRENT ADDRESS: 1 Adelaide Street East
Suite 2501
Toronto, Ontario M5C 2V9
Canada

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

FILE NO. 82- 4624 FISCAL YEAR 12/31/98

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 10/16/03

Aur Resources Inc.

ANNUAL REPORT 1998



Strength Production Growth

CORPORATE PROFILE

Aur Resources Inc. is a Canadian-based, international mining company experienced in the discovery, development and operation of low-cost mines in North and South America. The Company produces copper, zinc and precious metals from the Louvicourt Mine in Quebec and copper from the Andacollo Mine in Chile. Mining operations focus on low-cost production with a commitment to human safety and environmental preservation. Profitability throughout the commodity price cycles is an operating priority.

Aur plans to expand from its existing base into a major mining company in the years ahead. This will be accomplished through the Company's strategic acquisition efforts, systematic exploration of its extensive mineral landholdings and the efforts of its more than 500 dedicated employees.

Front cover: Aerial view of Andacollo Mine, Chile


ALVAREZ

Strength

Ricardo Alvarez and Ingrid Calvo examining copper ore at the Andacollo Mine

1998 ACCOMPLISHMENTS

Copper production was a record 70 million pounds

Record low operating costs at both the Louvicourt and Andacollo Mines

Operating cash flow remained strong at $22 million

First dividend of $0.05 per share paid

Acquired an option to purchase the Cerro Colorado copper deposit in Panama

Encouraging pre-feasibility study on Andacollo primary copper-gold deposit completed

FINANCIAL HIGHLIGHTS

MILLIONS OF CANADIAN DOLLARS EXCEPT PER SHARE DATA

	1998	1997
Revenues	**97.6**	116.0
Cash flow from operations	**22.0**	37.4
Net earnings (loss)	**(2.5)**	3.0
– Per share	**(0.03)**	0.04
Working capital	**86.0**	88.3
Long-term debt	**–**	–
Capital expenditures	**8.1**	14.7
Total assets	**280.7**	283.1
Shareholders' equity	**269.9**	265.4
Shares outstanding	**75.2**	75.0

AT A GLANCE

AUR RESOURCES INC. is an international mining company based in Toronto, Canada. Aur produces copper, zinc, silver and gold from the Louvicourt Mine in Quebec and copper from the Andacollo Mine in Chile. Copper accounts for more than 80% of the revenue from the Company's metal production and was a record 70 million pounds in 1998.

Aur has established itself as a low-cost mine developer and operator experienced in both underground and open pit mining. Acquisitions, exploration discoveries and the development and efficient operation of new profitable mines are the cornerstones of the Company's strategy for long-term growth. Copper, gold and Louvicourt-type polymetallic base metal deposits are Aur's priority targets.


Flin Flon, Manitoba
40 Properties
Base Metal and Gold Exploration
Val d'Or, Quebec
52 Properties
Base Metal and
Gold Exploration
Louvicourt Mine, Quebec
Copper-Zinc-Silver-Gold
Production
Toronto, Ontario
Cerro Colorado, Panama
Copper Deposit
Reno, Nevada
6 Properties
Gold Exploration
Offices
Operating Mines
Undeveloped Copper Deposit
Andacollo Mine, Chile
Copper Production
Santiago, Chile
2 Properties
Copper and Gold Exploration

1998

Exploration Expenditures by Commodity


Gold 47%
Base Metals 53%

Exploration Expenditures by Region


Chile 14%
Quebec 37%
Nevada 20%
Manitoba/Saskatchewan 29%

Message to Shareholders

The mining industry experienced its most difficult year of this decade in 1998 as metal prices fell to cyclical lows and the market capitalization of most resource companies declined dramatically. The recession in Asia and the fear of global recession resulted in sustained weak metal prices and both equity investors and lenders of capital significantly reduced their support for the mining business. We have experienced these times in our business before and, while it is difficult today, we are confident that more favourable business conditions will return in the not too distant future. Strong companies will, through acquisitions and strategic alliances, seize the opportunities arising from today's economic conditions, and emerge into the 21st century larger and stronger. Aur Resources Inc. is one of those companies.

Aur had another solid year from an operating standpoint and continues to generate significant cash flow despite low metal prices. Never has your Company's focus on efficient, low-cost performance at its mines and conservative financial management been more important to its shareholders. Despite the current weakness in the market value of Aur's shares, its quality mines and extensive exploration landholdings will be recognized when a more positive view of our industry returns.

Balanced Growth

Management intends to build Aur into a major mining enterprise. To accomplish this, we are prepared to evaluate a wide range of potential acquisitions and strategic partnerships to complement the systematic exploration of our portfolio of mineral properties.

Mining is a global business and companies with international experience and substantial size will increasingly dominate our industry. The acquisition of new mining projects is an important part of Aur's growth strategy and considerable effort is being made to identify and make acquisitions which are right for our Company. Consolidation is also a reality in today's marketplace and strategic alliances and/or corporate mergers which promote sustained growth therefore also constitute a key element of our overall strategy.

Aur's recent effort to acquire a 50% interest in the Zaldívar Mine in Chile is an example of the scope of transaction we are ready to undertake. The Zaldívar transaction would have tripled Aur's copper production; however, falling copper prices and weakening capital markets resulted in our decision not to complete the purchase. Notwithstanding the highly attractive nature of this asset, we acted on our belief that any acquisition must be completed on terms that add significant incremental value to Aur consistent with the investment risk.

In December of 1998, Aur secured an option to purchase the Cerro Colorado copper deposit in Panama. This deposit is one of the largest undeveloped copper resources in the world and during the next two years we will be evaluating new mining approaches for developing this asset for production when copper prices return to more acceptable levels.

Aur is an owner of more than 100 exploration properties in Canada, the United States, Panama and Chile. In 1998, we conducted exploration programs on 27 properties at a cost of $6.8 million. While no new mineral deposits of economic importance were discovered during the year, we did make substantial progress toward that goal, particularly in Quebec and Manitoba. In 1999, exploration expenditures of $6.6 million will evaluate 14 of our properties. Exploration remains an important component of Aur's growth strategy. Our continuous commitment to exploration throughout all economic and commodity price cycles is designed to provide Aur with a supply of new economic base metal and gold deposits for development in the years ahead.

The combination of acquisitions and exploration will provide the Company with growth that is well-balanced between external and internal sources.

Strong Operating Base

Underpinning Aur's growth plans are its solid mining assets. Strong cash flow from operations of $22.0 million in 1998 strengthened the financial base we require to maintain ongoing activities and to fund expansion. A major contributing factor to generating this level of cash flow is the efficiency with which the Louvicourt and Andacollo Mines are run. Both



James W. Gill, President and Chief Executive Officer

Mines exceeded their production and cost targets for the year and new record low cash costs were achieved.

The Louvicourt Mine, located in Quebec, has established itself as a reliable and consistent producer. Metal production at Louvicourt was 123 million pounds of copper, 41 million pounds of zinc, 890,000 ounces of silver and 31,600 ounces of gold in 1998. These production figures were comparable to 1997, with minor variances accounted for by small differences in ore grades. The operating cash cost per pound of copper produced, net of by-product credits, was US$0.49 in 1998. In 1999, Louvicourt's production of all metals is forecast to rise while per pound copper costs are slated to decline to approximately US$0.42.

At Andacollo, 1998 was the second full year of production. In both 1997 and 1998, the Mine exceeded all forecast operating performance levels. The Mine, located in north-central Chile, produced 47.1 million pounds of high purity cathode copper at a record low cash cost of US$0.51 per pound. In 1999, Aur expects to at least match these numbers and is continuously evaluating methods to further reduce costs.

In 1998, Aur completed a pre-feasibility study on the large porphyry-type copper-gold deposit which underlies the oxide and supergene sulphide orebody currently being mined at Andacollo. This study was encouraging as it indicated that the deposit could potentially be developed into an important, new, open pit mining operation for the Company when copper prices return to levels of US$0.95 per pound or higher.

Aur has an experienced mining workforce which has demonstrated its ability to build and operate profitable, low-cost, open pit and underground mines. These people have played a key role in our success to date and will continue to do so as we expand our operations.

Financial Summary

Revenues were $97.6 million, cash flow from operations was $22.0 million and Aur paid its first dividend to shareholders of $0.05 per share in 1998. The combination of low metal prices and a $6.6 million writedown of securities and exploration-related expenses resulted in a net loss of $2.5 million or $0.03 per share for the year. This writedown included $5.3 million against the value of Aur's investment in the shares of junior exploration companies acquired related to our exploration activities and which value has been negatively impacted by the current depressed state of the mineral resource sector.

Aur ended 1998 in a strong financial position with working capital of $86.0 million, no debt and no material capital expenditure requirements.

In 1999, we will continue to maintain our current level of mining, exploration and acquisition-related activities and to generate operating cash flow even at copper prices of US$0.60 per pound.

Outlook

We believe that Aur's strong financial position and solid, debt-free mining assets provide it with the capacity to take advantage of growth opportunities which arise during difficult periods in the mining business such as we are experiencing today. We intend to fully utilize these advantages and, through the judicious use of our working capital, debt capacity, equity and our keen eye for opportunities, we will build shareholder value.

I would like to thank our management, employees, partners and especially our shareholders for supporting the Company's activities during the challenges and opportunities of this past year. We look forward to your continued confidence as we work toward achieving our objective of building Aur into a major mining company.

On behalf of the Board,



James W. Gill
President and Chief Executive Officer

February 25, 1999


Production

Crushing plant, Andacollo Mine

LOUVICOURT MINE

The Louvicourt Mine, located at Val d'Or, Quebec, generated $43 million of operating income for its owners, Aur (30%), Novicourt Inc., (45%) and Teck Corporation (25%), during 1998. Operating costs, net of by-product credits and including all smelting and refining charges, were a record low US$0.49 per pound of copper produced, maintaining Louvicourt as one of the lowest-cost underground mines in Canada.

Production in 1998 was 123 million pounds of copper, 41 million pounds of zinc, 890,000 ounces of silver and 31,600 ounces of gold from 1.6 million tonnes of ore mined and milled. Mine production, mill recoveries, and operating costs of under $37 per tonne milled, were all better than forecast in 1998. The dedication of the mine team to continuous improvement in efficiency has resulted in Louvicourt being a reliable source of cash flow to its owners throughout the metal price cycles.

Safety in the workplace and protection of the environment continue to be of major importance at Louvicourt. In 1998, the mine department completed one year without a lost time accident and the operation remained in the lowest quartile for accident frequency amongst Quebec underground mines. Louvicourt maintained its excellent environmental record and implemented specific improvements with respect to water management during the year. The programs designed to ensure continuous improvement in sustaining the environment will continue year-in, year-out.

Systematic exploration work, designed to increase reserves and extend mine life, continued in 1998. While sub ore-grade copper and zinc mineralization was intersected in the drilling, no meaningful new resources were identified. Geological and geophysical work did, however, identify favourable targets for drill testing both to the east and west of the existing reserves and these targets will be evaluated in 1999.

The Louvicourt Mine is expected to increase production and lower operating costs in 1999. Higher than average ore grades are forecast to result in production of 134 million pounds of copper, 49 million pounds of zinc and appreciable silver and gold from 1.6 million tonnes of ore to be mined and milled during the year. Minesite operating costs are forecast at US$0.42 per pound, net of by-product credits and including all smelting and refining charges, and operating income is forecast to be $65.8 million at a copper price of US$0.75 per pound or $48.5 million at US$0.65 per pound, of which Aur's share is 30%.

Louvicourt has established itself as a highly-efficient low-cost mining operation over the past four years. The commitment and operating skills of the workforce at the Mine will ensure that this high level of performance will continue in the years ahead.


VOLVO

Loading concentrates at the Louvicourt Mine for shipment to the smelter

LOUVICOURT MINE STATISTICS

	1995	1996	1997	**1998**	1999 Forecast
Operations					
Tonnes milled	1,283,263	1,600,348	1,574,616	**1,601,431**	1,569,500
Tonnes per day	3,516	4,385	4,314	**4,387**	4,300
Copper grade (%)	3.7	3.4	3.7	**3.6**	4.0
Zinc grade (%)	2.1	1.5	1.4	**1.4**	1.8
Silver grade (g/t)	30.2	25.0	23.6	**25.1**	28.6
Gold grade (g/t)	1.25	0.95	0.89	**0.84**	1.09
Copper recovery (%)	96.3	96.0	96.7	**96.9**	96.7
Zinc recovery (%)	78.3	75.8	76.7	**80.4**	79.2
Silver recovery (%)	68.9	67.3	68.8	**68.8**	69.7
Gold recovery (%)	69.4	67.9	69.6	**72.6**	70.5
Production					
Copper concentrate (tonnes)	162,268	179,839	196,894	**195,842**	212,935
Zinc concentrate (tonnes)	37,451	31,891	30,554	**33,215**	39,522
Copper production (million lbs.)	101	114	124	**123**	134
Zinc production (million lbs.)	46	39	38	**41**	49
Silver production (oz.)	857,000	869,000	822,000	**890,000**	1,004,000
Gold production (oz.)	35,900	33,300	31,400	**31,600**	38,600
Costs					
Operating costs per pound copper produced*	US$0.56	US$0.49	US$0.51	**US$0.49**	US$0.42
Minesite operating costs per tonne of ore milled	$48.87	$36.45	$37.49	**$36.67**	$36.77

* *Net of by-product credits and including all smelting and refining charges*

LOUVICOURT RESERVES AND RESOURCES

at December 31, 1998

Reserves (2% copper equivalent cut-off grade)		
Proven & Probable	8.5 million tonnes	3.6% Cu
		1.7% Zn
		28.5 g/t Ag
		0.89 g/t Au
Resources (1% copper equivalent cut-off grade)		
Indicated & Inferred	5.1 million tonnes	2.4% Cu
	(excludes reserves)	1.7% Zn
		26.0 g/t Ag
		0.77 g/t Au

ANDACOLLO MINE

The Andacollo Mine, located in north-central Chile, generated operating income for its owners, Aur (70%) and Compañía Minera del Pacífico (30%), of $11.6 million during 1998. Operating costs, including all administrative, transportation and marketing expenses, were a record low US$0.51 per pound of copper produced as Andacollo again exceeded all forecast operating performance levels in 1998.

Production in 1998 was 47.1 million pounds of high-quality cathode copper. Approximately 2.6 million tonnes of ore were mined, crushed and stacked on the heap leach pads during the year at an average grade of 0.86% soluble copper. Operating costs per pound of copper produced were 12% lower than in 1997.

Cathode copper produced at Andacollo is of very high quality and its registration with the London Metal Exchange, currently in progress, is anticipated by the end of 1999.

Safety in the workplace is a priority at Andacollo where, in 1998, more than 500,000 hours were worked without a lost time accident and the Mine was recognized for having the second best safety record in Chile in its size category. Andacollo continued to operate in full compliance with its environmental permits in 1998 and substantial progress in cleaning up damage caused by activities of previous small mining operations is clearly visible each year as mining progresses.



Placing irrigation piping for heap leaching Andacollo ore

The pre-feasibility study evaluating the economics of developing the large, primary copper-gold deposit at Andacollo for production was essentially complete at year end. This study indicates that a large tonnage, low strip ratio, open pit copper mine to produce copper concentrates could be economically developed at Andacollo at a long-term copper price in excess of US$0.95 per pound. This deposit, which underlies the existing oxide and supergene deposit currently being mined, represents an important asset to the owners and will be further evaluated as copper prices improve.

3D Model of Andacollo Copper-Gold Deposit


Scale Bar 1.0 km
Oxide and Supergene Reserves
Primary Resources

ANDACOLLO MINE STATISTICS

	1996*	1997	**1998**	1999 Forecast
Operations				
Tonnes ore & waste mined (millions)	5.5	9.0	**8.4**	8.4
Tonnes ore stacked (millions)	1.1	2.7	**2.6**	2.5
Tonnes ore stacked/day	–	7,600	**7,170**	6,714
Soluble copper grade (%)	0.79	0.87	**0.86**	0.95
Strip ratio	3.2:1	2.4:1	**2.2:1**	2.4:1
Production				
Copper cathode produced (million lbs.)	3.8	43.5	**47.1**	47.1
Copper inventory in heaps (tonnes)	6,275	10,500	**10,422**	10,000
Costs				
Operating cost per pound of copper sold**	–	US$0.58	**US$0.51**	US$0.51

* *Pre-commercial production*

** *Including all transportation and marketing costs*

ANDACOLLO RESERVES AND RESOURCES

at December 31, 1998

Reserves

(a) Oxide and Supergene Sulphide (0.38% soluble Cu cut-off grade)

Proven & Probable Reserves	25.6 million tonnes (excludes reserves) 0.73% soluble copper

Resources

(a) Oxide and Supergene Sulphide (0.20% soluble Cu cut-off grade)

Indicated and Inferred	26.2 million tonnes (excludes reserves) 0.62% soluble copper

(b) Primary Sulphide

Total Resources	(0.20% Cu cut-off grade)	625 million tonnes	0.36% Cu 0.12 g/t Au
Mineable Resources*	(0.30% Cu equivalent cut-off grade)	312 million tonnes	0.46% Cu 0.15 g/t Au
	(0.40% Cu equivalent cut-off grade)	178 million tonnes	0.52% Cu 0.17 g/t Au

* *In-pit mineable resources based upon 1998 pre-feasibility study*

Mining, stacking and leaching of 2.5 million tonnes of ore at an average soluble copper grade of 0.95% Cu is forecast to produce 47.1 million pounds of high-quality cathode copper in 1999 at a cash operating cost, including all administrative, transportation and marketing costs, of US$0.51 per pound of copper produced. Capital expenditures for the year are minimal at US$50,000. Mining, currently carried out on a contract basis, is expected to be undertaken by Andacollo personnel beginning in mid-1999 in an effort to further reduce costs at Andacollo.

Low-cost, high-quality, copper production has been established at Andacollo through the hard work of the operating team of 260 people at the Mine and the cooperation and support of the Andacollo community and Aur's partners, including ENAMI, a Chilean government entity, which holds the equivalent of a 10% net profits interest in the Mine. This commitment to quality can be expected to continue over the balance of its current ten year mine life.



Loading ore trucks at the Andacollo Mine

Heap leach pads, solution pads and SX-EW plant at the Andacollo Mine



Growth



Rodrigue Ouellet examining channel sample on Lugold property near Val d'Or, Quebec

EXPLORATION

The discovery of new economic mineral deposits is an important component of Aur's strategy to increase shareholder value and to continue to grow as a profitable international mining company. Aur maintains four regional exploration offices located in Val d'Or, Quebec; Flin Flon, Manitoba; Reno, Nevada; and Santiago, Chile, staffed with a dedicated team of 27 employees. Aur's exploration effort is focussed on the search for bulk-mineable copper and/or gold deposits and Louvicourt-type polymetallic base metal deposits in the Americas.

In 1998, significant exploration work was undertaken on 27 of Aur's 101 mineral properties at a total cost of $8.9 million, of which Aur's net cost was $6.8 million. On a geographic basis, 37% of the expenditures were incurred in Quebec, 29% in Manitoba/Saskatchewan, 20% in Nevada and 14% in Chile. On a commodity basis, 53% of the expenditures were allocated to base metals and 47% to gold. Drilling accounted for 33% of the total expenditures with the completion of 94 holes totalling 38,600 metres.

Highlights of the 1998 program included the acquisition of several new, high-quality properties in Val d'Or, Nevada and Chile, the intersection of significant, but sub-economic, mineralization during the course of Aur's drilling programs carried out on the Auriac, Bonnefond and Louvex properties in Quebec, as well as high-grade base metal and gold intercepts on the Lew property in Manitoba, and an important enhancement to the exploration potential of Aur's Val d'Or landholdings.

The 1999 exploration budget, including joint venture funding, has been established at $6.6 million of which Aur's share will be $5.1 million. This program provides for 28,000 metres of drilling on at least eight of Aur's projects and will include company-wide project generation expenditures of $1.7 million and a preliminary evaluation of the Cerro Colorado copper deposit in Panama. Aur's systematic, long-term approach to exploration is expected to lead to the discovery of new economic gold and base metal deposits in the years ahead.

Quebec

Aur remains committed to its systematic long-term exploration effort in the Val d'Or mining camp. The substantial investment made by Aur in mining infrastructure, in its skilled exploration and operating team and in its large, strategic land position in this area provide the Company with important financial and other advantages in developing new discoveries for mining. Accordingly, $2.7 million of Aur's 1999 exploration budget has been allocated to Quebec.

During 1998, Aur completed 25,744 metres of drilling on seven of its Quebec properties, initiated a systematic re-evaluation of its landholdings east of the Louvicourt Mine and, through the purchase of the Sleepy Lake property, consolidated its land position in this prospective area. New geochemical and geological work confirmed that the volcanic units which host the Louvicourt deposit extend across Aur's properties to the east of the Louvicourt Mine where strong hydrothermal alteration and stringer-type copper and zinc mineralization are known to occur. Aur believes that the exploration potential of these properties has been considerably enhanced by this work and has allocated $1.0 million, including 7,000 metres of drilling, to exploration in this area of the Val d'Or camp in 1999.



René Chartrand and Daniel D'Aoust cutting channel samples for assaying on the Courageous exploration property

Deep drilling conducted on the Bonnefond property in 1998, to test for extensions of the known gold-bearing shear zones, was successful in establishing the geological continuity of these structures. The gold grades were, however, below expectations with the best value being 3.6 g/t Au over 4.25 metres. Drilling on the Auriac project has encountered a new mineralized zone with the best hole intersecting 4.8 metres grading 1.1% Zn, 1.8 g/t Au and 41.1 g/t Ag. It is believed that this mineralization may indicate proximity to a volcanogenic massive sulphide deposit and further drilling is planned for 1999. Diamond drilling programs completed in 1998 on the Tex-Sol and Orezone options and on the Belmont and Aurbel/Standard Gold properties failed to intersect any zones of economic significance.

A $700,000 exploration program, initiated in October, 1998 on the Louvex property, to the west of the Louvicourt Mine, is currently underway and includes 8,000 metres of underground drilling and 6,000 metres of surface drilling. The underground work is focussing on areas where extensive chlorite alteration and stringer copper mineralization, which may represent a feeder system to a massive sulphide body, have been intersected in previous drilling. The surface program will test the southern portion of this property where new geological evidence indicates that the rock units which host the Louvicourt deposit may occur.

Manitoba and Saskatchewan

Aur's exploration strategy in Manitoba and Saskatchewan is to search for Louvicourt-type, polymetallic massive sulphide deposits and, to a lesser extent, high-grade, structurally-controlled gold deposits that can be exploited at low cost. In 1998, Aur undertook geological mapping and compilation activities on 15 of its 40 properties and executed four drilling programs totalling 8,128 metres at a total cost of $2.6 million. These programs were partially funded by Thundermin Resources Inc. and Consolidated Abitibi Resources Ltd., each of which is earning a 30% interest in the properties from Aur.

Exploration and Mine Properties, Val d'Or, Quebec


397
Lac Herbin
Ferderber
Dumont
Aurbel
Sigma
117
Standard Gold
Orezone
Lamaque
Auriac
Manitou-Barvue
East Sullivan
Airport
Annamaque
Ducros
Faraday
Orenada 4
Orenada
Oramaque
Sabourin Creek
Valdora
BOURLAMAQUE TWP
113
Mine
Louvem
Louvex
Sleepy Lake
Lourmet
Orcour
Lugold
Sleepy Lake
Lac Simon
Trivio
Vaumon
CADILLAC BREAK
LOUVICOURT TWP
0
3
kilometres
VAUQUELIN TWP
Sediments
Mafic to Ultramafic Volcanics
Intermediate to Felsic Volcanics
Mafic Volcanics
Sediments and Ultramafics
Younger Sediments
Tonalite – Granite
Monzonite
Diorite
Gold Deposit
Base Metal Deposit



Aurbel minesite following reclamation program

On the Lew project, 14 holes totalling 5,815 metres were completed during 1998. Significant base metal mineralization, consisting of massive, semi-massive and stringer Cu-Zn mineralization, was encountered along what is termed the 159 Corridor. The most important intersections were 1.5 metres of massive sulphides grading 3.0% Cu, 10.5% Zn, 10.0 g/t Ag and 1.5 g/t Au and 3.1 metres of stringer sulphides grading 5.4% Cu, 5.0 g/t Ag and 0.7 g/t Au in two separate holes. The 159 Corridor appears to represent a primary depositional horizon along which volcanogenic massive sulphide mineralization has accumulated. Further drilling is scheduled for 1999 to locate economic concentrations of base metal mineralization along this horizon. Immediately west of the 159 Corridor, a new high-grade, but narrow, gold zone (the Lion Zone) was discovered. Four drill holes, highlighted by intercepts of 38.5 g/t Au and 152 g/t Au over core lengths of 3.1 metres and 0.5 metres respectively within a silicified, quartz veined structure, intersected this new gold zone. This structure has only been tested over a 100 metre strike length and to a maximum depth of 100 metres and the gold zone remains open in all directions. Further drilling will be undertaken in 1999.

The geological mapping programs were successful in upgrading the base metal potential of several projects. In particular, mapping on the Norris/Northstar property has identified strong alteration associated with anomalous concentrations of zinc and copper. This property will be drilled in 1999.

The 1999 budget of $1.1 million will allow for the drilling of approximately 4,000 metres on the Lew and Norris/Northstar properties. The discovery of 27 copper-zinc-silver-gold deposits in the Hanson Lake-Flin Flon-Snow Lake mining camps over the past 72 years, including the recent discovery of the 777 Deposit by Hudson Bay Mining and Smelting, attests to the excellent potential for discovering new, high-grade, copper-zinc-silver-gold deposits on Aur's ManSask properties.



United States

Aur continues to direct its United States exploration programs toward the search for low-cost, bulk-mineable, oxide gold deposits in Nevada which is the third largest gold producing area in the world behind South Africa and Australia. In 1997, Nevada's 32 gold mines produced 7.9 million ounces of gold representing almost 9.8% of world production.

Aur's regional evaluation and compilation program resulted in the identification and subsequent acquisition of the Taylor Canyon property in Lincoln County, Nevada in 1998. This property hosts a structurally-controlled gold resource of modest dimensions and grade. Of greater importance is the discovery of a new occurrence of high-grade, gold-bearing float on the property assaying up to 29 g/t Au. Drilling by a previous owner also identified a third area of gold mineralization including an interval, in one hole, of 4.6 metres assaying 3.4 g/t Au, with no follow-up drilling being done. Aur's initial drilling of the Taylor Canyon gold zones will be undertaken during the first half of 1999.

In 1998, surface drill programs were executed on the Frazier Creek and Elder Creek projects. No mineralization of economic significance was found and no further work is planned.

Aur's Nevada exploration efforts will continue to focus on the identification and acquisition of quality gold properties within the productive Battle Mountain, Getchell and Carlin trends and surrounding areas in 1999. Approximately 45% of Aur's $1.1 million Nevada exploration budget will be dedicated to this objective with the balance allocated to the drilling at Taylor Canyon and exploration work on other properties currently held by Aur.

South America

Aur's South American exploration effort is focussed on the search for bulk-mineable copper and/or gold deposits within Chile and, to a lesser degree, in Peru and Argentina. Aur initiated a systematic program of data compilation and field examination of mineral prospects in Chile in 1998.

Agreement has been reached to acquire a previously undrilled copper prospect in central Chile which has the geological characteristics and the strong alteration commonly associated with supergene-enriched copper deposits similar to Aur's Andacollo deposit. Geophysical surveys and drilling are to be conducted on this property in 1999.

Aur's $1.35 million 1999 Chilean exploration budget will include $0.9 million for project generation with the goal of acquiring new quality properties at reasonable cost and rapidly advancing these projects to the drilling stage.

Central America

In 1998, Aur obtained through its acquisition program an option to acquire a 100% interest in the Cerro Colorado copper deposit in Panama. This copper deposit is among the largest in the world with geological resources reported at 1.75 billion tonnes averaging 0.64% Cu at a 0.40% Cu cut-off grade, including 877 million tonnes averaging 0.78% Cu at a 0.60% Cu cut-off grade.

In 1999, Aur will assess the potential for defining a large mineral resource at a grade of at least 1.0% Cu on the property which could be amenable to open pit or to underground block cave mining methods.

ACQUISITIONS

Aur's strategy for long-term growth includes the acquisition of quality producing or development stage mining projects through outright purchases, and/or through mergers with, or the acquisition of, companies holding such mining assets. The focus of Aur's program is on the acquisition of copper, gold and Louvicourt-type polymetallic base metal assets in the Americas on a proactive basis. Consideration will also be given to particularly attractive assets in other areas and to other commodities on a reactive basis.

Aur's acquisition efforts were accelerated in 1998 and to date have resulted in the identification of a number of opportunities, several of which remain under consideration. In 1998, Aur acquired a 5% interest in Inmet Mining Corporation which it continues to own; however, discussions regarding a possible business transaction were not successful. Aur entered into an agreement in principle to purchase a 50% interest in the Zaldívar copper mine in Chile from Outokumpu Base Metals OY for US$265 million in the fall of 1998. While Zaldívar is a quality, producing mining asset, the rapid fall in the price of copper and in the market price of Aur shares beginning in late 1998 made the cost to Aur shareholders to finance the debt and equity necessary to complete the purchase unacceptable and Aur withdrew from the transaction. On a more positive note, Aur acquired a two year option to purchase the Cerro Colorado copper deposit in Panama in 1998. This is one of the largest copper resources in the world and over the next two years Aur will be evaluating the reserves and new mining approaches which could be utilized to develop this asset for production.

Aur remains committed to an aggressive acquisitions program. Current conditions in the mining industry are ideal for Aur to make high-quality acquisitions. The Company's strong financial position and debt-free, low-cost mining operations give Aur the strength and flexibility to buy solid assets at a good price in today's depressed mining environment. Acquisition opportunities are increasing and Aur will continue its efforts to identify and acquire mining assets which will build value for its shareholders. The budget for this program in 1999 is $1.1 million.

COPPER MARKETS

Copper accounts for more than 80% of Aur's operating revenue and its price, therefore, has the greatest impact on the Company's profitability.

In 1998, the copper price averaged US$0.75 per pound, peaking in April at US$0.82 and falling rapidly in the fourth quarter to end the year at US$0.66 per pound. This downtrend has continued into 1999 with the price reaching 14 year lows at US$0.61 in February. The price of copper is unlikely to average more than US$0.70 in 1999; however, a return to more acceptable levels for producers is expected to begin by the year 2000.

LME copper inventories rose significantly in the second half of 1998 to end the year at approximately 600,000 tonnes, which represents six weeks of consumption. This trend has continued in early 1999 and expectations are that inventories will continue to increase this year.

Copper consumption has grown at a rate exceeding global GDP growth each year since 1986 and, despite the economic slowdown in Asia and an anticipated falloff in consumption increases in the United States and Europe, the global consumption rate is expected to continue to increase, with consumption once again exceeding production by 2001.

Copper supply increases, principally due to the development of new, large-output mines have, over the past few years, exceeded the rate of consumption growth. While the rate of supply growth is expected to diminish after 1999, mine closures, expansion deferrals and consumption growth will not likely offset the forecast production increases in 1999 unless the economic conditions in Asia improve more rapidly than expected during the year.

Aur's low-cost mines and debt-free balance sheet have positioned it to maintain positive cash flow during the current cyclical lows in the copper price. Opportunities to increase our copper reserves and production during this period will be evaluated in an effort to take advantage of the recovery from cyclical lows in the copper price cycle expected to begin later this year.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL RESULTS

Overview

Aur incurred a net loss in 1998 of $2.5 million or $0.03 per share compared to net earnings of $3.0 million or $0.04 per share in 1997. Aur's mining revenues declined 15% from 1997 to $91.1 million in 1998 as a result of the decline in metal prices during the year. The Louvicourt and Andacollo Mines were the principal sources of Aur's income in 1998. Aur's 1998 earnings were lower than in 1997 primarily as a result of a 27% decline in the average price of copper in 1998 compared to 1997 and a write-down of marketable and long-term securities. Cash flow from operating activities remained strong at $22.0 million.

MINING

Overview

The Andacollo Mine, located in north-central Chile, and the Louvicourt Mine, located near Val d'Or, Quebec, Canada, combined to produce a record 69.9 million pounds of copper in 1998, 3% higher than in 1997. Aur owns 70% of Andacollo and 30% of Louvicourt and is the operator of these Mines. Both the Louvicourt and Andacollo Mines are low-cost copper producers.

Aur's Metal Production

	1997	**1998**	1999 Forecast
Louvicourt (30%)			
Copper (million lbs.)	37.2	36.9	40.1
Zinc (million lbs.)	11.3	12.3	14.8
Silver (thousand oz.)	246.5	267.0	301.3
Gold (thousand oz.)	9.4	9.5	11.6
Andacollo (70%)			
Copper (million lbs.)	30.5*	33.0*	32.9

* Approximately 0.4 (1997 – 0.3) million pounds of copper remained in inventory at year end.

Aur's Copper Sales

(millions of pounds)


80
70
60
50
40
30
20
10
0
1996
1997
1998
1999
Forecast

The average cash settlement price of copper on the London Metal Exchange ("LME") was US$0.75/lb. in 1998, down 27% from US$1.03/lb. in 1997. The average copper price realized by Aur in 1998 was US$0.73/lb. due to quarterly production variances and the timing of payment terms.

Quarterly Sales

	1998				1997			
	Q1	**Q2**	**Q3**	**Q4**	Q1	Q2	Q3	Q4
Copper (million lbs.)	15.7	16.8	18.2	18.9	13.3	19.4	15.3	19.2
Zinc (million lbs.)	2.2	3.5	3.2	3.4	3.0	2.1	3.8	2.4
Silver (thousand oz.)	49.2	69.0	65.6	83.2	57.0	64.9	50.2	74.4
Gold (thousand oz.)	2.0	2.4	2.4	2.8	1.7	2.6	2.2	2.9
LME average copper price (US$/lb.)	0.77	0.79	0.74	0.70	1.10	1.14	1.03	0.87

Aur's Metal Production Revenue Mix


1997
Cu 86%
Zn 8%
Au 4%
Ag 2%
1998
Cu 84%
Zn 9%
Au 5%
Ag 2%
1999 Forecast
Cu 82%
Zn 11%
Au 5%
Ag 2%

Copper continues to have the most significant impact on revenues with 84% of Aur's 1998 revenues being from copper sales.

Summarized Statements of Operations *(in thousands of Canadian dollars except per share)*

	1998				1997			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Revenues	21,394	24,992	26,086	25,173	26,733	36,630	25,208	27,423
Expenses	20,643	23,985	27,400	29,014	20,925	25,490	23,057	37,402
	751	1,007	(1,314)	(3,841)	5,808	11,140	2,151	(9,979)
Taxes (recovery)	(374)	519	(508)	(1,241)	2,161	3,889	892	(862)
Net earnings (loss)	377	488	(806)	(2,600)	3,647	7,251	1,259	(9,117)
Earnings (loss) per share	0.01	0.00	(0.01)	(0.03)	0.05	0.09	0.02	(0.12)
Operating cash flow per share	0.05	0.06	0.09	0.09	0.11	0.14	0.14	0.10

Aur's Metal Price Revenues

	1997	1998	1999 Forecast
Copper (US$/lb.)	0.99	0.73	0.70
Zinc (US$/lb.)	0.58	0.44	0.50
Gold (US$/oz.)	314	298	300
Silver (US$/oz.)	5.04	5.34	5.00
US$/CDN$	0.72	0.66	0.68

Environment

Aur conducts its mining operations with an ongoing commitment to maintaining the environment. Sufficient amounts are accrued during the life of a mine, on a units-of-production basis, to provide for site reclamation. The amount of this accrual is reviewed on a periodic basis and adjusted, if necessary, to ensure that sufficient funds have been accrued to satisfy these requirements. The Aurbel gold mill operated as a custom mill until mid-1997 when it was placed on a care and maintenance basis. Mill decommissioning and tailings site restoration will be carried out when the mill is permanently closed. Aur's other past producing gold mining operations have been rehabilitated.

Aur's Mining Costs

	1997	1998	1999 Forecast
	$millions	*$millions*	*$millions*
Louvicourt (30%)			
Direct operating	17.1	17.0	17.3
Smelting and transportation	24.5	24.5	24.9
Operating costs	41.6	41.5	42.2
Depreciation and amortization	6.6	5.2	4.5
Total costs	48.2	46.7	46.7
Mine site operating costs per tonne of ore milled	$37.49	$36.67	$36.77
Operating cash cost per pound of copper produced net of by-product credits	US$0.51	US$0.49	US$0.42
Andacollo (70%)			
Direct operating	22.9	23.1	23.7
Marketing and transportation	1.3	1.7	1.7
Operating costs	24.2	24.8	25.4
Depreciation and amortization	8.9	10.2	9.2
Total costs	33.1	35.0	34.6
Operating cash cost per pound of copper produced	US$0.58	US$0.51	US$0.52

OTHER OPERATIONS

Revenues

Interest income in 1998 was virtually unchanged from 1997 at $5.0 million as cash balances were essentially the same in both years.

Management fees and custom milling and other revenues decreased by $2.0 million from 1997 as a result of the termination of custom milling activities at Aurbel in mid-1997. Management fees, earned by Aur as operator of the Louvicourt Mine and other exploration joint ventures, were approximately the same in 1998 as 1997 at $1.2 million.

Expenses

Administrative expenses were approximately the same in 1998 as 1997 at $5.5 million.

Depreciation and amortization expenses in 1998 were unchanged from 1997 at $15.8 million as both Andacollo and Louvicourt were in production for the entire year.

Foreign exchange and financing costs of $5.4 million in 1998 were comprised of a $4.6 million loss arising from foreign exchange losses related to US$34.0 million borrowed under a bank line of credit in January 1998 and repaid in December 1998, and a $1.7 million loss on Aur's 1998 Canadian/ United States dollar forward hedge, less a $0.9 million gain on United States dollar transactions and balances. Aur's total mining revenues and Canadian dollar mine operating costs at Louvicourt benefited from the significant increase in the value of the United States dollar relative to the Canadian dollar in 1998. Included in foreign exchange and financing costs of $9.0 million in 1997 was $4.8 million of interest expense related to the Andacollo bank debt and $4.1 million of capitalized fees associated with the arrangement of the bank debt and the foreign exchange costs of eliminating the debt in 1997.

In 1998, a deferred tax recovery of $1.0 million was recorded being a $6.8 million change from 1997's deferred tax expense of $5.8 million. In 1997, Aur had carried forward tax deductions which had not previously been given accounting recognition but which were available to eliminate taxable income. In both 1998 and 1997, deferred taxes had a significant impact on Aur's net earnings but did not affect cash flow in the year.

FINANCIAL POSITION

Cash and other liquid resources

At December 31, 1998, Aur had cash resources of $75.0 million held in interest-bearing, low-risk term deposits. Management maintains a conservative investment strategy with respect to Aur's cash resources and considers this to be appropriate, particularly in light of the level of risk inherent in the mining business. In addition, Aur had working capital of $86.0 million and a $14.6 million long-term receivable from Aur's Andacollo joint venture partner at December 31, 1998. Aur's working capital decreased only $2.3 million from 1997 despite low metal prices.

Smelter settlements receivable at the end of 1998 were $2.3 million lower than last year primarily due to lower copper prices at the end of 1998 compared to the end of 1997.

Accounts payable and accrued liabilities decreased $1.7 million from 1997 to 1998 primarily as a result of the payment of holdbacks related to the construction of the Andacollo Mine.

Aur paid $3.8 million, equal to $0.05 per share, in dividends to shareholders in June 1998 and anticipates paying a similar dividend in June 1999.

The $18.1 million due from joint venture partner results from the purchase by Aur of the US$45.0 million Andacollo credit facility from a syndicate of banks led by Dresdner Bank Canada on December 31,1997. Effectively, Aur became the lender to its 30% partner in the Andacollo Mine, Compañía Minera del Pacífico S.A., for its US$13.5 million portion of the loan. In January 1998, Aur borrowed US$34.0 million under its corporate line of credit facility with Dresdner, converted this amount into $48.9 million and, in December 1998, repaid the loan and cancelled the credit facility.

Aur occasionally purchases marketable securities of junior mineral exploration companies as part of joint venture or mineral property exploration transactions. These marketable securities are revalued on a quarterly basis to the lower of the purchase price or the then market price of the shares. Due to the depressed condition of the mineral resource industry, the market value of Aur's marketable securities declined $2.0 million in 1998, which amount was charged to income.

Investments

During 1998, Aur purchased a total of $1.5 million worth of common shares of Consolidated Abitibi Resources Ltd. and Thundermin Resources Inc. (formerly Thunderwood Resources Inc.) the proceeds of which were spent on the exploration of Aur's properties in Manitoba and Saskatchewan. Consolidated Abitibi and Thundermin are each spending $5.0 million to each earn a 30% interest in these properties. These transactions increased Aur's existing ownership interest in these companies and provided Aur with income tax deductions of $1.3 million. Due to the depressed condition of the junior mineral resource industry, Aur considered it prudent to recognize some impairment in the carrying value of these non-producing mineral exploration companies and, accordingly, a writedown in the value of these investments of $3.3 million was recorded in 1998. Aur acquired approximately a 5% interest in Inmet Mining Corporation in 1998 and entered into discussions with Inmet in an effort to negotiate a transaction; however, terms could not be agreed upon. Aur tendered its share position to Inmet's share buyback in 1998, leaving Aur with the same 5% ownership in the reduced capitalization of Inmet as a $7.1 million long-term investment.

Capital assets

Louvicourt

Aur's share of ongoing underground development work and other equipment costs at Louvicourt was $1.4 million in 1998 compared with $1.7 million in 1997.

Proven and probable reserves at a 2% copper equivalent cut-off grade in the current mine plan for Louvicourt were calculated at December 31, 1998 to be 8.5 million tonnes at an average grade of 3.6% copper, 1.7% zinc, 28.5 grams per tonne silver and 0.89 grams per tonne gold. Exploration and definition drilling did not replace any of the 1.6 million tonnes mined during the year. The reserves, which are currently sufficient to sustain the Mine for approximately six years at the current mining rate, will vary from year to year based upon metal prices and Canadian/United States dollar exchange rates and as ore is mined out or added to as a result of exploration success. Geological resources of approximately 5.1 million tonnes in addition to the reserves (a portion of which may be upgraded to reserves in future years) exist at Louvicourt.

Andacollo

Aur's share of capital costs at Andacollo was $0.2 million in 1998 compared with $5.6 million in 1997 as the capital development costs were completed in 1997.

The proven and probable reserves at Andacollo were 25.6 million tonnes at a grade of 0.73% soluble copper at December 31, 1998. None of the 2.6 million tonnes of ore mined in 1998 was replaced through exploration as the existing ore body is well defined. The reserves are currently sufficient to sustain the Mine for approximately 10 years at the current mining rate. The leachable copper deposit currently being mined is underlain by a large primary copper-gold deposit. This deposit has geological resources of approximately 625 million tonnes at a grade of 0.36% copper and 0.13 grams per tonne of gold at a copper cut-off grade of 0.20% copper. A pre-feasibility study on this primary resource was carried out in 1998 and indicated that a large tonnage, low strip ratio, open pit copper mine to produce copper concentrates could be economically developed at Andacollo at a long-term copper price in excess of US$0.95 per pound.

Mineral property and exploration costs

Aur capitalizes mineral property acquisition and exploration costs. In 1998 and 1997, certain non-producing properties were relinquished and $1.3 million and $7.5 million, respectively, of accumulated costs to date were written-off. The amounts recorded for mineral property and exploration costs on the balance sheets reflect the historical net expenditures accumulated thereon and do not necessarily represent the inherent or realizable value of the relevant properties. A review of Aur's Louvicourt and Andacollo Mines confirmed that no writedown of these assets was appropriate as their mineral reserves remain essentially unaffected by the current low metal prices.

Total Exploration Expenditures by Geographic Region


1997
18%
16%
28%
36%
Manitoba/Saskatchewan
Western United States
Quebec
Chile
Other

Total Expenditures: $12.3 million
Aur's Share of Expenditures: $7.1 million


1998
14%
20%
4%
27%
35%

Total Expenditures: $8.9 million
Aur's Share of Expenditures: $6.5 million


1999 FORECAST
15%
18%
6%
19%
42%

Total Expenditures: $6.2 million
Aur's Share of Expenditures: $5.1 million

OUTLOOK

Mining

Louvicourt

In 1999, a total of 1.6 million tonnes of ore is scheduled to be processed through the Louvicourt mill at an average head grade of 4.0% copper, 1.8% zinc, 28.6 grams per tonne silver and 1.09 grams per tonne gold to produce 212,935 tonnes of copper concentrates (which contain the silver and gold) and 39,522 tonnes of zinc concentrates. The copper concentrates are processed at Noranda's Horne smelter in Rouyn, Quebec, Canada and the zinc concentrates are processed at Noranda's CEZ smelter in Valleyfield, Quebec, Canada. Mine site operating costs in 1999, excluding depreciation and amortization, are projected to be $36.77 per tonne of ore milled and the all-inclusive cash operating costs per pound of copper, net of by-product credits and including smelting and refining charges, are projected to be US$0.42. Aur's 30% share of operating profit at Louvicourt changes $5.2 million for each US$0.10 change in the price of copper. A one cent change in the value of the Canadian dollar relative to the United States dollar impacts the pre-tax operating profits to Aur by $0.6 million. Aur's 30% share of the operating profit from Louvicourt is expected to be $17.7 million in 1999 based upon Aur's forecasted metal prices. The settlement prices for Louvicourt copper and zinc concentrates in 1999 will be the average LME cash settlement prices for the second month following receipt of the concentrates at the relevant smelters.

Andacollo

In 1999, the Andacollo Mine is scheduled to produce 47.1 million pounds of cathode copper, of which Aur's share is 33.0 million pounds. A total of 2.5 million tonnes of ore will be mined and stacked on the leach pads with 5.9 million tonnes of waste also being mined. All mining at Andacollo is currently being carried out under the terms of a mining contract with the crushing, stacking, leaching and electrowinning operations being carried out by Andacollo Mine personnel. In an effort to further reduce costs, it is anticipated that the mining contract will be terminated in the second half of 1999 and mining will thereafter be carried out by Andacollo Mine personnel. Operating costs for 1999, including transportation and marketing costs but excluding depreciation and amortization, are projected to be US$0.51 per pound of copper produced. Aur's 70% share of operating profit at Andacollo changes $4.3 million for each US$0.10 change in the price of copper. A one cent change in the value of the Canadian dollar relative to the United States dollar impacts the pre-tax operating profits to Aur by $0.3 million.

Aur's Average Cash Cost per Pound of Copper Produced
US¢/lb.


54
52
50
48
46
44
42
40
1996
1997
1998
1999
Forecast

Aur's 30% share of the operating profit from Andacollo is expected to be $8.8 million in 1999 based upon Aur's forecasted metal prices.

Approximately 70% of the cathode copper to be produced at Andacollo in 1999 is committed to be sold to Gerald Metals, Inc. at a premium to the average LME cash settlement price for the month prior to the month of shipment of the cathode copper. The balance of the copper produced will be sold on a spot basis. Aur anticipates receiving LME registration for Andacollo's cathode copper in late 1999.

Other operations

Other revenues

Aur anticipates that approximately $5.7 million of interest income will be earned in 1999 on current cash resources. Should a significant mining acquisition be made during 1999 which requires the use of Aur's cash, there will be a commensurate reduction in interest income.

Management fees are expected to remain at the same level as in 1998, with no custom milling revenue being expected from Aurbel.

Other expenses

Administrative and depreciation and amortization expenses are projected to be approximately the same in 1999 as in 1998.

Liquidity

Aur's primary source of cash flow in 1999 will be generated by the Louvicourt and Andacollo Mines. Provided that cash resources are not utilized to make one or more acquisitions during 1999, Aur's cash resources and working capital are projected to increase during 1999. Aur continues, however, to actively seek potential acquisitions of producing and development stage mineral assets.

At a copper price of US$0.70 per pound, the smelter settlements receivable balance is not expected to be materially different at December 31, 1999 than at the end of 1998. Accounts payable and accrued liabilities are projected to be approximately the same as at the end of 1998.

In 1999, Aur's share of ongoing development work and equipment costs are expected to be $1.4 million and $0.1 million at the Louvicourt and Andacollo Mines, respectively. Should Aur take over the direct mining activities at Andacollo, the required mobile equipment will be acquired on a capital lease basis with Aur's share having an estimated aggregate capital cost of approximately $10 million, payable over a 5-6 year period.

Risk Factors

Operations

Aur's net earnings in the near-term are affected primarily by its mining operations while, in the longer term, by the success or failure of its exploration projects and investments in the mining industry. The profitability of Aur's operations, in particular, the operation of the Louvicourt and Andacollo Mines, is and will be dependent upon the market price of copper, zinc, silver and gold, the most significant of which is the price of copper. Metal prices historically have been subject to fluctuations and are affected by numerous factors beyond Aur's control, including international economic and political conditions, inflation, levels of supply and demand, availability and costs of metals or substitutes for metals and the metal inventory levels maintained by producers and others. Further, as Aur's metal production is priced in US dollars and its operating costs are incurred in Canadian dollars, US dollars and Chilean pesos, foreign exchange rates have a significant impact on operating profits. To minimize these risks, Aur has in the past and, where considered appropriate, will in the future use various hedging strategies, including forward contracts, options, futures and gold loans, to fix either the price of metals or the exchange rate on all or a portion of its expected revenues.

In 1998, Aur entered into forward foreign exchange contracts whereunder Aur will receive $1.5 million in each month of 1999 and 2000, for an aggregate amount of $36.0 million, in exchange for approximately US$1.0 million each month. This transaction was entered into to effectively hedge Aur's share of 1999 and 2000 operating costs at the Louvicourt Mine at an exchange rate of US$0.675 and US$0.648 for each Canadian dollar in 1999 and 2000, respectively. Aur does not currently have nor expects to enter into forward sale agreements to hedge its copper production. As Aur maintains a certain portion of its metal sales revenue in United States currency, Aur will experience gains or losses on the accumulating United States dollar cash balances.

Operations may also be affected in varying degrees by government regulations such as restrictions on production, price controls, tax increases, expropriation of property, environmental legislation or changes in conditions under which metals may be marketed.

In both 1998 and 1997, inflation was not a significant factor in determining operating costs as the inflation rates in the countries in which Aur operated were relatively low. Inflation is not expected to be a significant factor in 1999.

Year 2000

Aur's mining operations utilize the latest information technologies to enhance efficiency and productivity at its mining and processing operations. Due to the nature of Aur's business activities, information technology interaction with third parties is minimal. Aur, through the establishment of in-house committees, identified and tested all of its main hardware, software and processing control systems and confirmed that they are Year 2000 compliant. A detailed review of secondary systems is in progress and will be completed by mid-1999. When Year 2000 issues are identified, steps are taken or will be taken to either re-program or replace all non-complaint equipment or software. All suppliers of critical goods and services have been contacted and have confirmed that they are either Year 2000 compliant or are actively working towards compliance before the end of 1999. As a contingency, however, Aur is currently developing plans to mitigate the risks associated with unforeseen power, spare part and inventory supply and other problems. These contingency plans are scheduled to be completed in the third quarter of 1999. Management expects Aur's Year 2000 compliance issues to be manageable. The associated expenses are not considered to be material and are charged to income in the period incurred.

Exploration drilling and assaying procedures

Aur conducts its exploration activities at the highest level of professional standards using industry accepted best practises and employing qualified geoscientists and engineers experienced in the type of work being carried out. Drilling programs are managed by professional geologists. Drill core or chips are logged and stored securely for future reference. When samples are taken for analysis, the core is split with one half being retained for future reference. Samples to be analyzed are individually packaged, sealed and labelled prior to shipment to a qualified laboratory for analysis. Assays of economic significance are routinely reassayed to ensure reliability of the results. The results are checked for reproducibility by means of replicate and duplicate samples being assayed at more than one laboratory and more than once at the principal laboratory to ensure that errors and systematic variations between laboratories do not occur. The calculation of mineral resources and reserves is carried out by qualified and experienced professionals adhering to the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum. The disclosure of exploration results to the public is prepared and reviewed by qualified and experienced professionals. Every effort is made to ensure that publicly disclosed information is presented in a form and in such detail that a person reasonably knowledgeable about the mineral exploration business can assess the disclosed results from both a technical and economic standpoint.

Caution regarding forward-looking information

Certain of the disclosures included in the 1998 annual report, including those respecting production revenues, expenses and capital expenditure budgets, represent forward-looking statements. Such statements and budgets are based on assumptions and estimates related to future economic, market and other conditions. While the assumptions and estimates are believed by management to be reasonable, unusual or unanticipated events may occur which could render them inaccurate and result in material differences between the actual and anticipated performance.

Management's Responsibility for Financial Reporting

All information in the Annual Report, including the accompanying consolidated financial statements of the Company, is the responsibility of the management of the Company and has been approved by its Board of Directors. The consolidated financial statements were prepared by management in accordance with accounting principles generally accepted in Canada and the financial information contained elsewhere in the Annual Report conforms to the consolidated financial statements.

The preparation of financial statements requires the selection of appropriate generally accepted accounting principles and the use of estimates and judgement by management to present fairly and consistently the consolidated financial position and results of operations of the Company. Estimates are necessary when transactions affecting the current accounting period cannot be finalized with certainty until future periods. In management's opinion, such estimates have been properly reflected in the consolidated financial statements. Systems of internal accounting controls are designed and maintained by management in order to provide reasonable assurance, on a cost-effective basis, of the reliability of this financial information.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee composed of three directors, two of whom are not members of management. The Committee meets periodically with management and the Company's independent auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues and to review the Annual Report, the consolidated financial statements and the independent auditors' report to the shareholders. The Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the Company's independent auditors.

The consolidated financial statements have been audited on behalf of the shareholders by the Company's independent auditors, PricewaterhouseCoopers LLP, in accordance with generally accepted auditing standards. The auditors' report outlines the scope of their examination and their opinion on the consolidated financial statements.

James W. Gill
President and
Chief Executive Officer

Ronald P. Gagel
Vice-President and
Chief Financial Officer

Auditors' Report to the Shareholders

We have audited the consolidated balance sheets of Aur Resources Inc. as at December 31, 1998 and 1997 and the consolidated statements of operations, retained earnings and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and 1997 and the results of its operations and the changes in its financial position for the years then ended in accordance with generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
Toronto, Ontario
January 29, 1999

Consolidated Balance Sheets

(IN THOUSANDS OF CANADIAN DOLLARS)
AS AT DECEMBER 31

	1998	1997
	$	$
ASSETS		
Current		
Cash	75,046	74,720
Smelter settlements receivable	9,974	12,250
Other receivables	884	1,943
Due from joint venture partner *(note 2)*	3,445	3,219
Marketable securities (quoted market value $1,143; 1997 – $2,135)	1,143	2,135
Inventories and prepaid expenses *(note 3)*	3,237	3,435
	93,729	97,702
Due from joint venture partner *(note 2)*	14,640	16,093
Investments *(note 4)*	8,410	3,089
Capital assets *(note 5)*	163,906	166,245
	280,685	283,129
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	7,710	9,382
Long-term		
Obligation on acquisition of Andacollo *(note 6)*	1,953	1,920
Future removal and site restoration liabilities	964	643
Deferred taxes	156	1,163
Minority interest *(note 7)*	–	4,650
	10,783	17,758
Shareholders' equity		
Share capital *(note 8)*	250,738	250,323
Contributed surplus *(note 9)*	4,388	4,363
Cumulative translation adjustment *(note 10)*	10,401	–
Retained earnings	4,375	10,685
	269,902	265,371
	280,685	283,129

See accompanying notes to consolidated financial statements.

Signed on behalf of the Board:

Director

Director

Consolidated Statements of Operations

(IN THOUSANDS OF CANADIAN DOLLARS EXCEPT EARNINGS PER SHARE)
FOR THE YEARS ENDED DECEMBER 31

	1998	1997
	$	**$**
Revenues		
Mining	91,055	107,563
Interest	4,996	4,873
Management fees, custom milling and other	1,594	3,558
	97,645	115,994
Expenses		
Mining	66,280	65,696
Custom milling and other	1,233	2,574
Administration	5,509	5,081
Capital and business taxes	258	584
Depreciation and amortization	15,796	15,975
Foreign exchange and financing costs *(note 11)*	5,374	8,979
Provision for marketable securities	1,989	505
Provision for long-term investments	3,274	–
Mineral property and exploration costs written-off	1,329	7,480
	101,042	106,874
Earnings (loss) before taxes	(3,397)	9,120
Provision for (recovery of) taxes *(note 12)*	(856)	6,080
Net earnings (loss) for the year	(2,541)	3,040
Earnings (loss) per share *(note 8(e))*	(0.03)	0.04

See accompanying notes to consolidated financial statements.

Consolidated Statements of Retained Earnings

(IN THOUSANDS OF CANADIAN DOLLARS)
FOR THE YEARS ENDED DECEMBER 31

	1998	1997
	$	**$**
Retained earnings – beginning of year	10,685	7,645
Net earnings (loss) for the year	(2,541)	3,040
	8,144	10,685
Dividend on common shares	(3,769)	–
Retained earnings – end of year	4,375	10,685

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Financial Position

(IN THOUSANDS OF CANADIAN DOLLARS)
FOR THE YEARS ENDED DECEMBER 31

	1998	1997
	$	$
Operating activities		
Net earnings (loss) for the year	(2,541)	3,040
Non-cash items –		
Depreciation and amortization	15,796	15,975
Deferred income taxes (recovery)	(1,007)	5,848
Mineral property and exploration costs written-off	1,329	7,480
Future removal and site restoration	321	156
Gain on sale of marketable securities	–	(9)
Provision for marketable securities	1,989	505
Provision for long-term investments	3,274	–
Loss on disposal of capital assets	27	75
Mine financing costs written-off on repayment of long-term debt	–	1,462
	19,188	34,532
Net change in non-cash working capital items	2,769	2,851
	21,957	37,383
Financing activities		
Repayment of debt	–	(48,931)
Common shares purchased and cancelled	(824)	(6,694)
Common shares issued for cash	1,265	836
Dividend on common shares	(3,769)	–
	(3,328)	(54,789)
Investing activities		
Purchase of marketable securities	(999)	(2,237)
Purchase of investments	(26,781)	(722)
Due from joint venture partner	1,227	(19,312)
Mineral property and exploration costs	(6,466)	(7,117)
Mine development and fixed asset acquisitions, net	(1,419)	(7,321)
Other capital assets acquisitions	(214)	(302)
Proceeds on sale of marketable securities	–	49
Proceeds on sale of investments	18,186	–
Proceeds on disposal of capital assets	8	1,472
Acquisition of minority interest, net	(1,845)	–
	(18,303)	(35,490)
Increase (decrease) in cash for the year	326	(52,896)
Cash – beginning of year	74,720	127,616
Cash – end of year	75,046	74,720

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(IN THOUSANDS OF CANADIAN DOLLARS EXCEPT PER SHARE AMOUNTS)
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

1. ACCOUNTING POLICIES

Aur Resources Inc. is a Canadian company active in the acquisition, exploration, development and mining of mineral properties. The consolidated financial statements of Aur Resources Inc. have been prepared in accordance with accounting principles generally accepted in Canada. Summarized below are the significant accounting policies used in these consolidated financial statements.

(a) Basis of consolidation

The consolidated financial statements include the accounts of Aur Resources Inc., subsidiary companies and a proportionate share of the accounts of joint ventures in which it has an interest (collectively "Aur").

(b) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant estimates include smelter settlement receivables, the physical and economic lives of mining assets and future reclamation and site restoration costs. Actual results may differ from those estimates.

(c) Revenue recognition and smelter settlements receivable

Sales of copper and zinc concentrates and cathode copper are subject to specific sales agreements which are based upon final settlement following specified sales quotational periods. Revenues are recognized in the month of shipment at the estimated net realizable value of the sales. Any changes in prices used to calculate the estimated net realizable value of sales are recognized in the period when the change occurs. Smelter settlements receivable are net of estimated treatment and refining costs and are valued at the estimated net realizable value of metal concentrates delivered under contracted terms which provide for final metal pricing based on subsequent period market prices.

(d) Marketable securities and investments

Marketable securities, all of which are categorized as available for sale, are carried at the lower of aggregate cost and quoted market value. Investments in shares of corporations are carried at cost or at cost less amounts written-off to reflect an impairment in value that is other than a temporary decline.

(e) Inventories

Cathode copper inventory is valued at the lower of cost, determined on a first-in, first-out basis, and estimated net realizable value. Mine supplies are valued at the lower of average cost and estimated net realizable value.

(f) Capital assets

i) Mineral property and exploration costs

Mineral property acquisition costs and expenditures on mineral exploration programs, net of metal and other recoveries, are deferred on a property-by-property basis until the commercial viability of the property is determined. When commercial production is achieved, the capitalized costs are amortized using the units-of-production method based on the estimated life of the mine. If a property is abandoned or the net costs to date are determined to be unrecoverable, the accumulated property and exploration costs are charged to operations when the determination is made. Proceeds from the sale of interests in mineral properties are credited to the cost of those properties. Mineral properties are recorded at their net cost and the recoverability of these amounts and the related exploration costs are dependent upon the discovery of economically recoverable reserves and upon future profitable production from mineral properties which achieve commercial production.

ii) Development costs

Development costs incurred to bring a mining property into production, expand the capacity of an operating mine, develop new orebodies or develop mine areas substantially in advance of current production are capitalized and charged to operations using the units-of-production method based on the estimated life of the mine. Proceeds from the sale of interests in properties in excess of net mineral property and exploration costs related to those properties are credited to the development costs incurred on those properties. The amounts shown as development costs represent net costs to date, less metal recoveries prior to commercial production.

iii) Plant and equipment

Plant and equipment are recorded at cost and are depreciated to their estimated salvage value, from the time commercial production is achieved, using the units-of-production method based on the estimated life of the mine. Mobile equipment is depreciated using the straight-line method over 3 to 8 years.

iv) Corporate

Corporate fixed assets are recorded at cost and are depreciated to their estimated salvage value using the straight-line method based on the estimated useful lives of the assets. The estimated useful life for buildings is 20 years and for corporate equipment is 3 to 5 years.

(g) Restoration and environmental protection costs

Estimated future removal and site restoration costs are charged to operations using the units-of-production method based on the estimated life of the mine. Estimated costs are based on currently enacted legislation. Ongoing expenditures related to the protection of the environment are charged to earnings in the period they are incurred.

(h) Translation of foreign currency

The accounts of self-sustaining foreign operations are translated using the current rate method, under which all assets and liabilities are translated at the exchange rate prevailing at the year end, and revenues and expenses at average rates of exchange during the year. Gains or losses on translation of these account balances are not included in the consolidated statements of earnings but are deferred and shown as cumulative translation adjustment in shareholders' equity.

Foreign-denominated monetary assets and liabilities of Canadian operations and integrated foreign operations are translated at the exchange rate prevailing at the year end, and revenues and expenses (other than depreciation) at average rates of exchange during the year. Exchange gains and losses arising on the translation of the accounts are included in consolidated earnings. Non-monetary assets and liabilities are translated at historical rates of exchange. Long-term due from joint venture partner receivable denominated in United States currency is translated at the exchange rate prevailing at the year end, with the resulting adjustment being deferred and amortized over the life of the receivable.

(i) Income taxes

Aur uses the deferral method of income tax allocation. Income taxes are provided at current rates for all items included in the statements of operations regardless of the period when such items are reported for income tax purposes. No adjustment is made to deferred income taxes for subsequent changes in income tax rates. The federal large corporations tax on capital is included in the provision for income taxes.

(j) Financial instruments

Aur periodically employs financial instruments, including forward contracts and options, to manage exposure to fluctuations in metal prices, foreign currency exchange rates and interest rates. Gains and losses on metal and interest rate contracts are reported as a component of the related transaction while foreign currency exchange contracts are reported separately.

(k) Capitalization of financing costs

Financing costs, including interest, are capitalized when they arise from indebtedness incurred to finance development and construction activities on properties that are not yet subject to depreciation and amortization. Financing costs are charged against earnings from the time that mining operations commence. Capitalized interest is amortized on a units-of-production basis while other financing costs are amortized over the life of the related indebtedness. Unamortized financing fees related to indebtedness which is repaid before maturity is written-off in the period the indebtedness is retired.

(l) Pension costs

Aur has established defined contribution pension plans for all employees other than certain executive officers for which it has established individual defined benefit pension plans. The above plans are fully funded and no future contributions are required in respect of past services.

2. DUE FROM JOINT VENTURE PARTNER

At December 31, 1997, Aur acquired the debt facility described in note 11(a) and thereby became the lender to Aur's Andacollo joint venture partner, Compañía Minera del Pacífico S.A. ("CMP"). The receivable is denominated in United States dollars. At December 31, 1998, the amount of the receivable outstanding was $18,085 (US$11,813) (1997 – $19,312 (US$13,500)). The balance is to be received in 21 equal quarterly installments of $861 (US$563). The receivable is guaranteed by CMP and collateralized by CMP's 30% interest in the Andacollo property. Interest on the receivable is fixed at 8.14% per annum.

3. INVENTORIES AND PREPAID EXPENSES

	1998	1997
	$	$
Cathode copper	389	198
Mine supplies	2,623	2,853
Prepaid expenses	225	384
	3,237	3,435

4. INVESTMENTS

	1998		1997	
	Common Shares	Amount	Common Shares	Amount
	#	$	#	$
Inmet Mining Corporation	1,766,792	7,111	–	–
Consolidated Abitibi Resources Ltd.	6,565,776	657	4,630,546	1,828
Thundermin Resources Inc. (formerly Thunderwood Resources Inc.)	6,424,339	642	3,251,916	1,261
		8,410		3,089

At December 31, 1998, investments had a market value of $7,360 (1997 – $1,849). The market value of Aur's investments may differ from the realizable value due to the significant number of shares held by Aur and the liquidity of such shares.

5. CAPITAL ASSETS

	1998	1997
	$	$
Louvicourt Mine:		
Plant and equipment	31,544	31,134
Development costs	17,032	16,092
Accumulated depreciation and amortization	(20,639)	(15,506)
	27,937	31,720
Andacollo Mine:		
Plant and equipment	66,401	59,612
Development costs	38,624	34,414
Accumulated depreciation and amortization	(19,091)	(8,897)
	85,934	85,129
Corporate	3,528	3,338
Accumulated depreciation	(2,265)	(1,834)
	1,263	1,504
Mineral property and exploration costs	46,637	45,757
Tungsten assets	2,135	2,135
	50,035	49,396
	163,906	166,245

(a) Louvicourt

Aur holds a 30% interest in the Louvicourt Mine located in Louvicourt Township near Val d'Or, Quebec with Novicourt Inc. and Teck Corporation holding 45% and 25% interests, respectively. Aur is the operator of the Louvicourt joint venture.

(b) Andacollo

The Andacollo Mine, located near Andacollo, Coquimbo Province, Chile, is held through a Chilean private company, with Aur and its joint venture partner, CMP, effectively holding a 70% interest and 30% interest, respectively, in the Mine and with Empresa Nacional de Minería (ENAMI), a Chilean government entity, holding the equivalent of a 10% net profits interest in the Mine. Aur is the operator of the Andacollo joint venture. The Andacollo Mine commenced commercial production of cathode copper in January 1997 and reached full production in March 1997. Included in capital assets is $10,401 (1997 – $nil) of cumulative translation adjustment (note 10).

(c) Tungsten assets

Aur has a 4% net smelter royalty on any production from the past-producing Cantung Mine and the Mactung tungsten deposit located in the Northwest Territories, Canada, and the Hemerdon tungsten deposit located near Plymouth, England, as well as, until March 31, 1999, a net profits interest in an ammonium metatungstate (AMT) processing operation located in Bishop, California, United States.

6. OBLIGATION ON ACQUISITION OF ANDACOLLO

As part of the original purchase price for the Andacollo property, Aur is required to make annual installment payments of US$245 to a Chilean government entity in November of each year up to and including 2006. The liability is unsecured, was discounted at an 8% rate, translated into Canadian dollars and reflected as a long-term liability with the current portion being included in accounts payable and accrued liabilities.

7. MINORITY INTEREST

On December 28, 1998, Aur redeemed 5,150,000 preferred shares of a subsidiary held by a non-related corporation for cash consideration of $1,845. This transaction has been accounted for as a step purchase and the difference between the carrying value and the cost of the redemption has been ascribed to mineral properties. The subsidiary was subsequently merged with Aur.

8. SHARE CAPITAL

(a) Authorized

The authorized capital of Aur consists of an unlimited number of common shares, an unlimited number of Class A shares, issuable in series, and 2,000,000 Class B voting, non-participating shares.

(b) Issued and outstanding

	1998		1997	
	Shares	Amount	Shares	Amount
	#	$	#	$
Common shares				
Balance – beginning of year	74,988,596	250,322	76,616,028	255,484
Issued during the year –				
Share purchase options exercised	436,500	1,265	158,550	808
Warrants exercised	–	–	2,915	28
Shares purchased and cancelled	(254,100)	(848)	(1,784,675)	(5,975)
Fractional shares cancelled	(862)	(2)	(4,222)	(23)
Balance – end of year	75,170,134	250,737	74,988,596	250,322
Class B shares				
Balance – beginning of year	2,000,000	1	2,000,000	1
Common share purchase warrants				
Balance – beginning of year	–	–	5,650,127	509
Exercised	–	–	(2,915)	–
Expired	–	–	(5,647,212)	(509)
Balance – end of year	–	–	–	–
		250,738		250,323

(c) *Common share purchase options*

There are 4,504,222 common share purchase options outstanding, expiring at various dates to December 2003, at a weighted average price of $5.85 (1997 – $5.91) per common share.

	1998	1997
	#	#
Balance – beginning of year	4,863,299	4,709,676
Granted at a weighted average price of $3.22 (1997 – $7.04) per common share	695,558	467,223
Exercised at a weighted average price of $2.90 (1997 – $5.10) per common share	(436,500)	(158,550)
Expired and/or cancelled	(618,135)	(155,050)
Balance – end of year	4,504,222	4,863,299

(d) Shares purchased and cancelled

Effective October 26, 1998, Aur filed a normal course issuer bid to enable it to acquire, through open market purchases to be made through the facilities of the Toronto and Montreal stock exchanges, up to 3,000,000 common shares on or before October 25, 1999. The foregoing normal course issuer bid renewed Aur's previous normal course issuer bid which expired October 16, 1998. During 1998, Aur acquired and cancelled 254,100 (1997 – 1,784,675) common shares at an average price of $3.38 (1997 – $3.74) per share.

(e) Earnings (loss) per share

Earnings (loss) per share has been calculated using the weighted average number of common shares outstanding during the year, being 75,262,184 shares (1997 – 76,565,919 shares).

9. CONTRIBUTED SURPLUS

	1998	1997
	$	$
Balance – beginning of year	4,363	4,550
Cost of common shares purchased in (excess) deficit of assigned value	25	(695)
Common share purchase warrants expired in year	–	508
Balance – end of year	4,388	4,363

10. CUMULATIVE TRANSLATION ADJUSTMENT

The Company's 70% interest in the Andacollo Mine became self-sustaining effective January 1, 1998. The balance of $10,401 at December 31, 1998 (1997 – $nil) represents the cumulative unrecognized exchange gain on Aur's 70% interest in the Andacollo joint venture's capital assets and is comprised of $6,576 of plant and equipment and $3,825 of development costs.

11. CREDIT FACILITIES

(a) Andacollo credit facility

Pursuant to a credit agreement dated January 15, 1996 with a syndicate of banks (the "Banks") led by Dresdner Bank Canada ("Dresdner"), a US$57,000 credit facility was obtained to finance a portion of the capital costs of developing the Andacollo Mine. During 1997, Aur paid $4,904 of interest to the Banks under this facility. As at December 31, 1997, the balance outstanding under the facility was US$45,000, Aur's share of which was $45,061 (US$31,500). On December 31, 1997, Aur purchased the facility from the Banks effectively repaying Aur's debt and becoming the lender to Aur's joint venture partner, CMP (note 2). Aur included a charge of $4,076 at December 31, 1997 related to the purchase of the facility and the write-off of certain fees and foreign exchange expenses related to the facility.

(b) Line of credit

On December 31, 1997, Aur entered into a corporate line of credit agreement with Dresdner which provided for Dresdner to make available to Aur on a revolving basis up to $50,000 or the equivalent amount in United States dollars. During 1998, Aur borrowed and repaid US$34,000 and incurred net interest expense on borrowings under this facility of $0.7 million which is included in foreign exchange and financing costs. On December 30, 1998, the facility was cancelled.

(c) Overdraft facility

The Andacollo joint venture has an overdraft facility with Banco Sud Americano, a Chilean bank, for up to US$3,750, Aur's share of which is US$2,625. The overdraft facility has no commitment fees and applicable interest rates are dependent upon the prevailing rates when the facility is utilized. At December 31, 1998 and 1997, no amounts were outstanding under the facility.

12. PROVISION FOR (RECOVERY OF) TAXES

(a) Geographic components

The geographic components of earnings (loss) before taxes were as follows:

	1998	1997
	$	$
Earnings (loss) before taxes:		
Canada	(3,509)	13,342
United States	(550)	(4,298)
Chile	662	76
	(3,397)	9,120

The geographic components of the tax expense (recovery) were as follows:

	1998	1997
	$	$
Current:		
Canada	151	232
Deferred:		
Canada	(1,107)	5,837
United States	–	–
Chile	100	11
	(1,007)	5,848
	(856)	6,080

(b) Effective tax rate

The reconciliation of the combined federal and provincial statutory tax rates with Aur's effective tax rate on earnings before taxes is as follows:

	1998	1997
	%	%
Combined basic statutory tax rate	41.2	44.3
Capital transactions	(13.5)	–
Non tax-effected losses	(9.2)	29.9
Foreign earnings subject to different tax rates	2.2	(10.0)
Federal large corporations tax	4.5	2.5
	25.2	66.7

The federal large corporations tax is based on a corporation's capital and not on its income. Nevertheless, pursuant to accounting principles generally accepted in Canada, it is included in the provision for taxes.

(c) Loss carryforwards and other

No recognition has been given in the accounts to the potential benefits that may arise on utilization of certain prior years' tax losses available for carryforward. At December 31, 1998, a United States subsidiary had prior years' losses available amounting to $9,730 for federal tax purposes. The availability of these losses for United States purposes expires in the years 2005 through to 2013.

Aur has a non-resident subsidiary that has undistributed earnings on which no taxes have been provided. These earnings, which amount to approximately $12,016, are considered to be permanently reinvested offshore and are used to finance non-Canadian investments and exploration and development projects.

13. JOINT VENTURES

Aur holds a 30% and 70% interest in the producing Louvicourt and Andacollo Mines, respectively. These operations are accounted for using the proportionate consolidation method. Aur's share of the assets, liabilities, revenues, expenses and cash flow of the joint ventures is as follows:

	1998	1997
	$	$
Revenues	91,431	107,563
Expenses	81,855	65,696
Earnings before taxes	9,576	41,867
Current assets	15,689	17,012
Current liabilities	4,023	6,160
Working capital	11,666	10,852
Assets	129,585	134,277
Liabilities	15,434	14,124
Net investment	114,151	120,153
Cash flow from (used):		
Operating activities	25,948	38,509
Financing activities	–	(48,931)
Investing activities	(1,572)	(7,702)
Net cash flow	24,376	(18,124)

14. SEGMENTED INFORMATION

Aur is in the mining and minerals business, including the acquisition, exploration, development and mining of base and precious metals deposits. Aur has four reportable segments: Louvicourt, Andacollo, Exploration and Corporate. The Louvicourt segment represents Aur's 30% interest in the Louvicourt Mine located in Quebec, Canada which produces copper and zinc concentrates. The Andacollo segment represents Aur's 70% interest in the Andacollo Mine located in Chile which produces cathode copper. The Exploration segment is responsible for conducting Aur's exploration programs on properties throughout Canada, the United States and Chile and, accordingly, does not earn revenues. The Corporate segment is responsible for the management of Aur's cash and investment portfolio, certain other non-producing assets and provides management, administrative and support services to Aur's other segments.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. There are no significant inter-segment sales or transfers.

The following table provides selected financial information about Aur's segments:

	1998				
	Louvicourt	Andacollo	Exploration	Corporate	Total
	$	$	$	$	$
External revenues	54,671	36,760	–	6,214	97,645
Depreciation and amortization	5,153	10,158	404	81	15,796
Mineral properties and exploration expenditures written-off	–	–	1,069	260	1,329
Foreign exchange and financing costs	–	–	–	5,374	5,374
Other expenses	41,533	25,010	791	11,209	78,543
Total expenses	46,686	35,168	2,264	16,924	101,042
Earnings (loss) before taxes	7,985	1,592	(2,264)	(10,710)	(3,397)
Tax expense (benefit)	3,056	239	(453)	(3,698)	(856)
Net earnings (loss)	4,929	1,353	(1,811)	(7,012)	(2,541)
Capital assets	27,937	75,533	47,578	2,457	153,505
Capital expenditures in year	1,429	182	6,275	214	8,100

	1997				
	Louvicourt	Andacollo	Exploration	Corporate	Total
	$	$	$	$	$
External revenues	65,776	42,033	–	8,185	115,994
Depreciation and amortization	6,608	8,897	345	125	15,975
Mineral properties and exploration expenditures written-off	–	–	7,480	–	7,480
Foreign exchange and financing costs	–	6,060	–	2,920	8,980
Other expenses	41,632	24,140	532	8,135	74,439
Total expenses	48,240	39,097	8,357	11,180	106,874
Earnings (loss) before taxes	17,536	2,936	(8,357)	(2,995)	9,120
Tax expense (benefit)	7,015	440	(647)	(728)	6,080
Net earnings (loss)	10,521	2,496	(7,710)	(2,267)	3,040
Capital assets	31,720	85,129	45,757	3,639	166,245
Capital expenditures in year	1,671	5,639	6,993	125	14,428

The geographic distribution of Aur's capital assets and revenues is as follows:

	1998		1997	
	Revenues	Capital Assets	Revenues	Capital Assets
	$	$	$	$
Canada	60,885	55,451	73,961	60,262
United States	–	2,674	–	1,401
Chile	36,760	105,781	42,033	104,582
	97,645	163,906	115,994	166,245

Aur sells 100% of its copper and zinc concentrates produced by the Louvicourt segment to Noranda Metallurgy Inc. ("Noranda") and approximately 90% of its cathode copper produced by the Andacollo segment to Gerald Metals, Inc. ("Gerald Metals").

15. COMMITMENTS

(a) Leases

Aur has commitments under various mining equipment and office operating lease agreements as follows:

	$
1999	976
2000	581
2001	60
2002	16
2003 and thereafter	27
	1,660

(b) Foreign exchange contracts

Aur has entered into a series of foreign exchange contracts with the Bank of Nova Scotia whereunder Aur sold forward the United States dollar equivalent of $1,500 per month for the twelve months from January to December 1999, at an average exchange rate of US$0.675 per Canadian dollar, and the United States dollar equivalent of $1,500 per month for the twelve months from January to December 2000, at an average exchange rate of US$0.648 per Canadian dollar.

(c) Copper and zinc concentrate sales agreements

Pursuant to a sale agreement with Noranda, Aur has committed to sell to Noranda its share of copper concentrates from the Louvicourt Mine in 1999. Aur can terminate the sales agreement by giving Noranda six months prior notice. The prices to be paid for the copper, silver and gold contained in the copper concentrates are based on LME quotations for the quotational period. Aur's share of zinc concentrates from the Louvicourt Mine is currently sold to Noranda's subsidiary, Canadian Electrolytic Zinc Limited, at the LME quotation for the quotational period. The quotation period for both copper and zinc concentrates is the second month following receipt of the concentrates at the relevant smelter.

(d) Cathode copper sale agreement

Pursuant to a sale agreement with Gerald Metals, Aur has committed to sell to Gerald Metals 1,500 tonnes of cathode copper from the Andacollo Mine per month for the twelve-month period commencing January 1999. Aur will receive final settlement price based on the LME copper settlement price for the month prior to the month of shipment.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of cash, accounts and smelter settlements receivable, due from joint venture partner and accounts payable and accrued liabilities approximate their fair value due to the short-term maturities of these instruments. Aur's carrying cost and market value of its portfolio of marketable securities and long-term investments are disclosed on the balance sheets and in note 4 respectively. The estimated fair value of Aur's foreign exchange forward contracts based on market prices as at December 31, 1998 was a loss of $448 (1997 – loss of $807).

17. UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000 and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting Aur, including those related to the efforts of customers and suppliers, will be fully resolved.

CORPORATE INFORMATION

DIRECTORS

James W. Gill*
President and Chief Executive Officer,
Aur Resources Inc.
Toronto, Ont.

Norman B. Keevil
President and Chief Executive Officer,
Teck Corporation
Vancouver, B.C.

William J. A. Kennedy*†
Consultant
Grafton, Ont.

Martin Claude Lepage†
Partner, Stikeman, Elliott,
Barristers and Solicitors
Montreal, Que.

Peter McCarter
Vice-President and Secretary,
Aur Resources Inc.
Toronto, Ont.

William J. Robertson
Executive Vice-President and
Chief Operating Officer, Agrium Inc.
Calgary, Alta.

Howard R. Stockford
Executive Vice-President,
Aur Resources Inc.
Toronto, Ont.

Leo J. Thibodeau*†
Retired Executive
Windsor, Ont.

* *Member of Audit Committee*

† *Member of Compensation Committee*

EXECUTIVE OFFICERS

James W. Gill, Ph.D.
President and Chief Executive Officer

Howard R. Stockford, P. Eng.
Executive Vice-President

Peter McCarter, LL.B.
Vice-President and Secretary

Ronald P. Gagel, C.A.
Vice-President and Chief Financial Officer

David J. Libby, P. Eng.
Vice-President, Mining Operations

Michel Drouin, B.Sc.
Vice-President, Exploration

SENIOR STAFF

Russell W. Allen
Regional Exploration Manager,
Western United States

David W. Brace
General Manager,
Compañía Minera Carmen de Andacollo

Ed Guimaraes
Controller

Julia P. Micks
Manager, Human Resources

Kathryn J. Noble
Assistant Secretary

Rodrigue Ouellet
Regional Exploration Manager,
Quebec and Ontario

J. Britt Reid
Mine Manager, Andacollo Mine

Michel Rodrigue
Mine Manager, Louvicourt Mine

Edmund J. Stuart
Chief Mines Geologist and Technical
Advisor to the President

AUDITORS

PricewaterhouseCoopers LLP
Toronto, Canada

LEGAL COUNSEL

Aird & Berlis
Toronto, Canada

Philippi, Yrarrázaval, Pulido & Brunner
Santiago, Chile

Stikeman, Elliott
Montreal, Canada

REGISTRAR & TRANSFER AGENT

Montreal Trust

KEY SUBSIDIARIES

Compañía Minera Carmen de Andacollo

Aur Resources Chile Limitada

Aur Resources (USA) Inc.

STOCK EXCHANGE LISTINGS

The Toronto Stock Exchange
The Montreal Exchange
Symbol – AUR

ANNUAL MEETING

The Annual Meeting of shareholders of the Corporation will be held at 4:30 pm on Thursday, April 29, 1999, in the Essex Ballroom at the Sheraton Centre, 123 Queen St. W., Toronto, Ontario.

Designed by Stratagem Marketing & Design
Photography by Louie Palu
Printed in Canada

Offices

Executive Office

Adelaide Street East
Suite 2501
Toronto, Ontario
M5C 2V9
Telephone: 416-362-2614
Fax: 416-367-0427
E-mail: info@aurresources.com

Santiago Office

Avenida El Bosque Norte, 0177
Piso 15, Oficina 1
Las Condes, Santiago, Chile
Telephone: 56-2-332-0186
Fax: 56-2-332-0194

Exploration Offices

Flin Flon, Manitoba
Reno, Nevada
Santiago, Chile
Val d'Or, Quebec

Louvicourt Mine

999 3rd Avenue East
P.O. Box 2117
Val d'Or, Quebec
J9P 6V2
Telephone: 819-736-3551
Fax: 819-736-7221

Andacollo Mine

Camino Chepiquilla s/n
Casilla 3, Andacollo
IV Region, Chile
Telephone: 56-51-431-589
Fax: 56-51-431-587